UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LUSTROS INC
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

550537104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 550537104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Farley IRS Identification Nos.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chicago, IL, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,700,000 *
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 10,700,000*
	10	SHARED DISPOSITIVE POWER Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,700,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 12% based on 88,621,494 common shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Comprised of (i) 4,700,000 shares of Common Stock owned by Global Investment I, LLC, of which Mr. Farley is the member, (ii) 6,000,000 shares of Common Stock owned by LV Ventures, Inc., of which Mr. Farley is the sole stockholder and director.

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SCHEDULE 13D

CUSIP No. 550537104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LV Ventures, Inc. IRS Identification Nos.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000,000 *
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 6,000,000*
	10	SHARED DISPOSITIVE POWER Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.77% based on 88,621,494 common shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Comprised of 6,000,000 shares of Common Stock owned by LV Ventures, Inc., of which Mr. Farley is the sole stockholder and director.

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SCHEDULE 13D

CUSIP No. 550537104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Investments I, LLC IRS Identification Nos.: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maine

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,700,000 *
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 4,700,000*
	10	SHARED DISPOSITIVE POWER Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,700,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 5.3% based on 88,621,494 common shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Comprised of 4,700,000 shares of Common Stock owned by Global Investment I, LLC, of which Mr. Farley is the member.

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Instructions for Cover Page

(1)           Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2)           If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)           The 3rd row is for SEC internal use; please leave blank.

(4)           Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

Category of Source	Symbol
Subject Company (Company whose securities are being acquired)	SC
Bank	BK
Affiliate (of reporting person)	AF
Working Capital (or reporting person)	WC
Personal Funds (of Reporting person)	PF
Other	OO

(5)           If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6)           Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise furnish place of organization. (See Item 2 of Schedule 13D.)

(7) - (11), (13)           Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12)           Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d -4) under the Securities Exchange Act of 1934.

(14)           Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

Category	Symbol
Broker-Dealer	BD
Bank	BK
Insurance Company	IC
Investment Company	IV
Investment Advisor	IA
Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
Parent Holding Company	HC
Corporation	CO
Partnership	PN
Individual	IN
Other	OO

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Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission’s regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

General Instructions

A.      The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B.       Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matters incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C.      If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership;

(iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

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Item 1. Security and Issuer

This Statement relates to common shares with par value of $0.001, of Lustros, Inc. (the “Issuer”). The principal offices of the Issuer are located at 9025 Carlton Hills Blvd. Ste. A,, Santee, CA 92071. Lustros’ telephone number at such address is (619) 449-4800.

.Item 2. Identity and Background

(a)

This Schedule 13D is being filed on behalf of William Farley, LV Ventures, Inc and Global Investments I, LLC who are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

In accordance with General Instruction C to Schedule 13D, set forth on Schedule I annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each natural person that is an executive officer or director of the LV Ventures, Inc. and each natural person that is a manager of Global Investments I, LLC as of the date hereof.

Because William Farley is the sole stockholder and member of the Board of Directors of LV Ventures, Inc. and the sole member of Global Investments I, LLC, Mr. Farley may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owners of all shares of Common Stock held by LV Ventures, Inc. and Global Investments I, LLC. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any Reporting Person that such a group exists.

(b)&(c)	- Mr. Farley’s is principally engaged as the CEO and a director of Lustros, Inc. as well as a private investor and each of LV Ventures, Inc. and Global Investments I, LLC are investment vehicles owned by Mr. Farley. The business address for each of the Reporting Persons is 233 S. Wacker Dr., Suite 2150, Chicago, Illinois 60606.

(d)	During the last five years Mr. Farley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Farley was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Farley is a citizen of the United States

Item 3. Source and Amount of Funds or Other Considerations

Services rendered and payment for a convertible note to include principal and interest.

Item 4. Purpose of Transaction

Mr. Farley acquired a total of 10,700,000 common shares of the Company in private transactions with third parties for services rendered and payment for a convertible note to include principal and interest, but may transfer or sell such shares as necessary and in accordance with applicable securities laws.

Mr. Farley has current no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer not disclosed in filings with the Securities and Exchange Commission, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

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(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Farley is 10,700,000 common shares, or approximately 12% of the Issuer’s common shares outstanding as of February 28, 2013.

Mr. Farley has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 10,700,000 shares of common stock of the Issuer.

In March 2013 Global Investments I, LLC purchased from the company 818,182 shares of common stock for $450,000 in cash or $0.55 per share.

No person, other than Mr. Farley, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,700,000 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2013	/s/ William Farley
Signature

William Farley/CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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